EXHIBIT 99.1

O2Micro to Announce Third Quarter 2015 Results

GEORGE TOWN, Grand Cayman, Oct. 7, 2015 (GLOBE NEWSWIRE) -- O2Micro® International Limited, (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the third quarter, ended September 30, 2015, on Wednesday, November 4, 2015.

The press release will be followed by a conference call at 6:00 a.m. (PST), 9:00 a.m. (EST). You may participate using the following dial-in information.

In the US and CANADA:	800-505-9568, pass code #967965
INTERNATIONAL participants:	416-204-9271, pass code #967965

A replay of the call will be available by phone until November 11th using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #967965
INTERNATIONAL participants:	719-457-0820, pass code #967965

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 29,285 patent claims granted, and over 30,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com